SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 2, 2007, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 2, 2007, the Company reported that on September 25, 2007, it acquired the property denominated Edificio Ex Escuela Gobernador Vicente de Olmos, in the city of Córdoba, from the Corporación Inmobiliaria Córdoba Sociedad Anónima (CORINCOR SA), pursuant to the conditions of the “Bid Nº 10/06 for the sale of the property located in the Province of Córdoba”. Within the scope of such transaction, the Company and the Government of the Province of Córdoba subscribed the assignment of the license agreement the Government of the Province of Córdoba had signed with the current concessionaire for the exploitation of the property. Accordingly, the Province of Córdoba assigned all the rights and obligations and the contractual position that the Province held in respect of the concessionaire. The final price for the transfer of property ownership and the assignment of the license agreement amounted to Ps. 32,500,414 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: October 4, 2007